

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Andrew Fox
Chief Executive Officer
Charge Enterprises, Inc.
125 Park Avenue, 25th Floor
New York, NY 10017

>   **Re: Charge Enterprises, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 12, 2021**
>   **File No. 333-253073**

Dear Mr. Fox:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 12, 2021

Prospectus Summary
Overview, page 5

1.   We note your disclosure regarding Charge Transport; however it does not appear that your transport business is currently operational. Please revise to clearly state whether there are any current operations in this division. If not, please revise to state as much.

2.   We note that this section introduces your three distinct divisions, your communications division, your infrastructure division, and your transport division. However, we note that in your Management's Discussion and Analysis, you disclose a forth division, the Invests Division. Please revise to reconcile and include the relevant disclosure throughout.

3.	We note your statement that "COVID-19's impact has been unprecedented with many people either working from home or furloughed, the demand on physical and digital networks has been enormous with traffic up in some countries by 40% in a matter of weeks. Last mile delivery, infrastructure and telecoms perceived as one of the least impacted sectors by the global pandemic." Please include definitions for "physical networks" and "digital networks" and include how the increased "traffic" in those areas contributes to your business model and existing operations. Please also provide support for your statement that traffic was up in some countries by "40% in a matter of weeks" and disclose whether you have operational businesses in such countries. Finally, please reconcile the statements regarding increased demand as a result of COVID-19's impact and your statements regarding the industries that were the "least impacted sectors by the global pandemic."

4.	We note your statement that you see a "huge opportunity to capitalize on this sector." Please provide additional details regarding what you mean by "huge opportunity" and specifically which "sector" you are referencing.

Risk Factors, page 10

5.	Please revise to include any material risks related to your limited operating history and your ability to operate with limited experience in each of your three distinct lines of business.

6.	We note your response to prior comment 11. We also note that your Executive Chairman owns all of the outstanding Series A Preferred Stock, which converts at his option, into 80% of the company's fully-diluted shares of common stock on the date of conversion. Please amend this disclosure to describe this ownership and the material risks associated his control over your company.

Unaudited Condensed Combined Statements of Operations for the Nine Month Period Ended September 30, 2020, page 30

7.	Please present historical and pro forma basic and diluted per share data based on continuing operations on the face of the pro forma statement of operations. Also, present the number of shares used to compute per share data if outstanding shares used in the calculation are affected by the transactions included in the pro forma financial statements. Please add a footnote to the pro forma financial information to clearly provide the computations of the pro forma basic and diluted per share information. Refer to Rule 11-02(a)(9)(i) and (ii) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the nine months ended September 30, 2020 and 2019, page 35

8. Please tell us what consideration you have given to providing a comparative discussion and analysis of pro forma financial information for the acquisitions of PTGI International Carrier Services (PTGI) and Get Charged, Inc. (Get Charged) for the period ended September 30, 2020 and the year ended December 31, 2019. The financial information of PTGI and Get Charged may be presented on a pro forma basis consistent with Rule 11-01 of Regulation S-X. Please refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 36

9. Please provide a discussion and analysis of your sources and uses of cash for the periods presented. Refer to the guidance in Section IV.B of SEC Release No. 33-8350.

Impact of COVID-19, page 36

10. We note your disclosure regarding the impact of COVID-19 on your business. However, your disclosures throughout the prospectus, including in the Prospectus Summary, state that the effects of COVID-19 have provided your business with a "huge opportunity." Please revise this section to identify what these opportunities were, how you capitalized on them, and how they affected your business. Additionally, to the extent applicable, please analyze and revise your disclosure based on CF Disclosure Guidance: Topics 9 and 9A.

Business, page 38

11. We note your statements that PTGI operates a global telecommunications network and has entered into foreign carrier agreements. To the extent that there are any material agreements associated with PTGI's business, please file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 50

12. We note your disclosure of the Series A Preferred Stock owned by your Chief Executive Officer. Because this stock is currently exercisable, please also include it (at the 80% common stock converted basis) in the Chief Executive Officer's common stock ownership column, with the appropriate disclosure in a corresponding footnote. Separately, we note that footnote 9, which corresponds to your Chief Executive Officer's common stock ownership discloses that the Chief Executive Officer's common stock ownership "[d]oes not include 80,000 shares of common stock purchased by Mr. Orr from an unaffiliated third party which has not be transferred into his name." Please revise to disclose whether your Chief Executive Officer disclaims beneficial ownership of these shares. If not, please include these shares in the beneficial ownership table.

Description of Securities, page 54

13.   We note that your Bylaws contain a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings. Separately, we note that your Bylaws contain a forum selection provision that identifies the federal district courts of the United States of America as the exclusive forum for the resolution of any claim arising under the Securities Act of 1933. Please revise your prospectus to include this statement. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your risk factors to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Charge Enterprises, Inc. Unaudited Condensed Consolidated Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note 8. Convertible Notes Payable
May 2020 Financing, page F-15

14.   Please explain to us and disclose the accounting for the issuance of the convertible notes payable (Notes) of $3 million based and the issuance of warrants to purchase an aggregate of 7,600,000 shares of Common Stock (Warrants) and 7.5 shares of Series G Preferred stock. It is unclear from the bifurcation of the face value of the Notes how you determined the allocation for the Series G Preferred stock, the Warrants, and the related derivative liabilities. Refer to ASC 470-20 and ASC 815. Please revise your disclosure accordingly.

PTGI International Carrier Services, Inc and Subsidiaries
Financial Statements for the Period Ended September 30, 2020 and 2019, page F-39

15.   Please label all interim period financial columns as unaudited. This comment also applies to the Get Charged, Inc. interim financial statements.

Consolidated Statements of Operations, page F-42

16.   Please tell us why you have not recorded a provision for income taxes in the periods presented.

Andrew Fox
Charge Enterprises, Inc.
March 11, 2021
Page 5

<u>Audited Financial Statements for the Years Ended December 31, 2019 and 2018</u>
<u>Consolidated Statement of Changes in Stockholder's Equity (Deficit), page F-58</u>

17.   Please provide disclosure describing what the $190.4 million equity adjustment in reorganization represents.

<u>Note 2- Summary of Significant Accounting Policies</u>
<u>Revenue Recognition, page F-60</u>

18.   You state that customers may have a bilateral relationship with PTGI, where PTGI sells the customer access to the PTGI supplier routes but also purchases access to the customer's supplier routes. Please tell us the economics of these structures and how revenue is recorded for them. Also quantify the revenue and costs associated with them.

<u>GetCharged, Inc. Audited Financial Statements for the Year Ended December 31, 2019</u>
<u>independent Auditor's Report, page F-82</u>

19.   Please have your auditors revise their auditor's report to include the name of their firm. In addition, the auditors should revise their opinion paragraph to properly reflect the year of the financial statements for which they are rendering an opinion and properly include all of elements of the auditor's report.

<u>Notes to Audited Financial Statements</u>
<u>Note 9. Convertible Notes, page F-93</u>

20.   Please disclose the maturities of the various series of convertible notes outstanding. Also, please tell us how the conversion feature is impacted by the change in control event when GetCharged was acquired by Charge Enterprises in October 2020.

<u>Consent of Independent Registered Public Accounting Firm , page Exh.23.3</u>

21.   Please have your auditors for GetCharged, Inc. provide a properly dated consent for the inclusion of their auditor's reports.

<u>General</u>

22.   Please update the consolidated audited financial statements for Charge Enterprises, Inc. for the year ended December 31, 2020 pursuant to Rule 3-12(b) of Regulation S-X. Also, refer to Rule 8-08 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro at (202) 551-3273 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephen Cohen, Esq.